# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Legacy Housing Corporation, CIK 0001436208
CUSIP: 52472M101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1600 Airport Freeway, #100, Bedford, Texas (TX), 76022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001802579

## Reporting persons
- American Endowment Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 2,161,000; sole dispositive power 0; shared dispositive power 2,161,000; aggregate amount beneficially owned 2,161,000 (8.95% of the class)

## Item 1. Issuer
Name of issuer: Legacy Housing Corporation
Address of issuer's principal executive offices: 1600 Airport Freeway, #100, Bedford, Texas 76022

## Item 2. Person Filing
Name of person filing: American Endowment Foundation
Address of principal business office or, if none, residence: 5700 Darrow Road, Suite 118, Hudson, Ohio 44236
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,161,000
Percent of class: 8.95
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,161,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,161,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- American Endowment Foundation: /s/ Michele L. Hoza, Michele L. Hoza, General Counsel (02/12/2025)